

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2025

William Drew
Chief Financial Officer
Ranpak Holdings Corp.
7990 Auburn Road
Concord Township, OH 44077

> **Re: Ranpak Holdings Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-38348**

Dear William Drew:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing